UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33510 / June 17, 2019

_____

In the Matter of   :
                                                                              :
TUDOR INVESTMENT CORPORATION AND   :
TUDOR EMPLOYEE INVESTMENT FUND LLC   :
                                                                              :
200 Elm Street   :
Stamford, CT 06902   :
                                                                              :
(813-00391)   :
                                                                              :
_____

ORDER UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF
1940

Tudor Investment Corporation and Tudor Employee Investment Fund LLC filed an application
on December 1, 2017, and amendments on October 19, 2018, April 4, 2019 and May 14, 2019,
requesting an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 ("Act")
granting an exemption from all provisions of the Act, except sections 9, 17, 30, and 36 through
53 of the Act, and the rules and regulations thereunder (the "Rules and Regulations"). With
respect to sections 17(a), (d), (e), (f), (g), and (j) of the Act, sections 30(a), (b), (e), and (h) of the
Act and the Rules and Regulations and rule 38a-1 under the Act, applicants request a limited
exemption as set forth in the application.

On May 23, 2019, a notice of filing of the application was issued (Investment Company Act
Release No. 33492). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors.

Accordingly,

IT IS ORDERED, under sections 6(b) and 6(e) of the Act, that the exemption requested by Tudor Investment Corporation and Tudor Employee Investment Fund LLC (File No. 813-00391), is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Vanessa A. Countryman,
Acting Secretary.